

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

DIVISION OF
CORPORATION FINANCE
Mail Stop 3561

April 25, 2006

By Facsimile and U.S. Mail

Mr. Christopher M. Capone
Chief Financial Officer
CH Energy Group, Inc.
284 South Avenue
Poughkeepsie, New York 12601-4879

> **Re: CH Energy Group, Inc.**
> **Form 10-K for the calendar year ended December 31, 2005**
> **Filed February 17, 2006**
> **File No. 333-52797**

Dear Mr. Capone:

We have reviewed your response to our prior comments dated April 11, 2006, on the above referenced filing and have the following additional comment. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Note 11 Commitments and Contingencies, page 135

City of Poughkeepsie, page 138

1. In regards to our prior comment No. 3, please enhance your future disclosure to better convey to financial statements users that you believe the likelihood of a liability in this matter is remote.

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter with your response to our comment and provide any requested supplemental information. Please understand that we may have additional comments after reviewing your response to our comment. Please file your response letter on EDGAR as a correspondence file.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

If you have any questions regarding these comments, please direct them to Scott Stringer, Staff Accountant, at (202) 551-3272 or, in his absence, to the undersigned at (202) 551-3841. Any other questions regarding disclosures issues may be directed to Christopher H. Owings, Assistant Director at (202) 551-3725.

Sincerely,

Michael Moran
Branch Chief